GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

3 October 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

New **GKN plc**

- **Director/PDMR Shareholding**

For your information I enclose a copy of the above announcements which were released on 2 October.

Yours faithfully,

S. Miles

pp **Sandie De Ritter**

Enc

PRNUK-0210061607-F905
PRNUK-0210061604-B195

dlw 10/17

EXEMPTION NO. 82 - 5204

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	16:05 02-Oct-06
Number	PRNUK-0210

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) and (ii)

3. Name of the person discharging managerial responsibilities/director

KEVIN SMITH - DIRECTOR AND PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

CONNECTED PERSON - THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL INTEREST OF KEVIN SMITH

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH

8. State the nature of the transaction

ACQUISITION UNDER DIVIDEND REINVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

983

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.960873

14. Date and place of transaction

29 SEPTEMBER 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH: 72,773 SHARES (0.01%)

KEVIN SMITH (INCLUDING BENEFICIAL OWNERSHIP OF THE SHARES WITHIN THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH): 276,006 SHARES (0.039%)

16. Date issuer informed of transaction

02 OCTOBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

N/A

EXEMPTION NO
82 - 5204

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MR CHRIS WINTERS 01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

02 OCTOBER 2006

EXEMPTION NO. 82 - 5204

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	16:09 02-Oct-06
Number	PRNUK-0210

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(A)

3. Name of the person discharging managerial responsibilities/director

MAUREEN CONSTANTINE - PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF PERSON NAMED IN 3. ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

MAUREEN CONSTANTINE

8. State the nature of the transaction

ACQUISITION UNDER DIVIDEND REINVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

135

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00002%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.960873

14. Date and place of transaction

29 SEPTEMBER 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

29,066 SHARES, 0.004% (INCL. CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

02 OCTOBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MR CHRIS WINTERS 01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

02 OCTOBER 2006

EXEMPTION NO.
82 - 5204

END

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